UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number: 3235-0058 Expires: March 31, 2006 Estimated average burden hours per response .... 2.50 SEC FILE NUMBER 001-11763 CUSIP NUMBER
(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:			June 30, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
TransMontaigne Inc. Full Name of Registrant
Former Name if Applicable
1670 Broadway, Suite 3100 Address of Principal Executive Office (Street and Number)
Denver, CO 80202 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar
☒	day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

        TransMontaigne Inc. closed its new working capital credit facility on September 13, 2004. TransMontaigne's new working capital credit facility has an aggregate commitment of $400 million, substantially in excess of the $275 million available under TransMontaigne's former facility. As a result, this new credit facility will affect TransMontaigne's liquidity and capital resources and other aspects of its operations, which TransMontaigne will disclose in the Form 10-K.

        In addition, as announced in a press release on July 16, 2004, TransMontaigne's Board of Directors authorized management to engage UBS Investment Bank to assist TransMontaigne in evaluating its strategic alternatives. While negotiations are ongoing and TransMontaigne cannot currently determine whether such a transaction will be agreed upon, TransMontaigne currently believes that it will receive indications of interest for a strategic transaction in the near future. If such a strategic transaction proposal is received and accepted by TransMontaigne's Board of Directors prior to the filing of the Form 10-K, TransMontaigne expects to include subsequent event disclosures in the Form 10-K.

        Management anticipates that the Registrant's Form 10-K for the fiscal year ended June 30, 2004 will be filed no later than September 28, 2004.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Randall J. Larson (Name)	303 (Area Code)	626-8200 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

TransMontaigne Inc. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 14, 2004	By:	Randall J. Larson